                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     -------


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For Year end 2000 Results


                                    NERA ASA
                         Kokstadveien 23, P.O. Box 7090
                                  N-5020 BERGEN
                                     Norway


             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X            Form 40-F
                              _______                  _______

        Indicate by check mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                 No  X
                             _______            _______

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                        NERA ASA


                                        By:      Bjorn Ove Skjeie (sign.)
                                                 Name:  Bjorn Ove Skjeie
                                                 Title: President and
                                                        Chief Operating Officer


Dated:  February 13, 2001

                                            [NERA TELECOMMUNICATIONS LETTERHEAD]
--------------------------------------------------------------------------------

PRESS RELEASE, 13 FEBRUARY 2001

NERA ASA: REPORTING RESULTS FOR THE YEAR AND QUARTER 4 YEAR 2000

Bergen/Norway, 13 February 2001;
NERA ASA (OSE: NER, NASDAQ: NERAY) CONTINUES ITS PROFITABLE GROWTH. SALES INCREASED FROM 2,22 BILLION NOK TO 2,55 BILLION NOK WHILE THE OPERATING MARGIN EXCLUSIVE BROADBAND INCREASED TO 8,9% FROM 6,8% IN 1999. THE BUSINESS AREA TRANSMISSION NETWORKS IS EXPERIENCING PARTICULARLY STRONG GROWTH WHILE MOBILE SATELLITE COMMUNICATION MAINTAINS ITS POSITION AS A MARKET LEADER AND ITS PROFITABILITY. NERA CONTINUES TO INVEST OFFENSIVELY IN WIRELESS BROADBAND ACCESS AND HAS FURTHER DEVELOPED ITS TECHNOLOGY SIGNIFICANTLY.

-    Operating income for 2000: 104,5 MNOK, Quarter 4: 23,6 MNOK
-    Income before tax for 2000: 193,3 MNOK, Quarter 4: 59,8 MNOK
- The business area Transmission Networks received new orders totaling 730 MNOK in quarter 4, and 2 216 MNOK during the year.
- The operating margin more than doubled from 1999 in the business area Mobile Satellite Communication
-    The Board recommends a dividend of 0.22 NOK per share for year 2000

NUMBERS IN MNOK                         2000         1999**       Q4-00     Q4-99**
---------------                         ----         ------       -----     -------
New orders                             2 902         2 343          842         583
Sales                                  2 550         2 222          843         663
Operating income before WBA*           227,9         151,1         89,2        65,9
Operating income                       104,5         151,1         23,6        65,9
Income before tax                      193,3         158,7         59,8        78,5
Earnings per. Share (unadjusted)        1,22          2,16

*    Wireless Broadband Access
** The figures are adjusted for discontinued operations and one-off restructuring gains

`We are very pleased to achieve the goals we set for the fourth quarter' says Nera's Chief Executive Officer Bjorn Ove Skjeie, and continues `The market developments and the company's strong position within transmission network business provides us with an opportunity to move the company up into a different league while remaining humble with regards to the challenges we face within product development, production and logistics. A professional management of this opportunity, together with our heavy focus on broadband access and market leadership within the satellite communication business may enable us to develop Nera into a market leader within wireless telecommunication.'

                                            [NERA TELECOMMUNICATIONS LETTERHEAD]
--------------------------------------------------------------------------------



QUARTER 4: CONTINUED GROWTH WITHIN TRANSMISSION NETWORKS

Nera's sales in quarter 4 increased to 843 MNOK with an operating income before Wireless Broadband Access (WBA) of 89.2 NMOK, an increase from 65,9 MNOK in the same period in 1999.

Sales within Transmission Networks was 687 MNOK for the fourth quarter compared to 440 MNOK for the same period in 1999, an increase of 58%. Nera is pleased that the strong growth has not been at the expense of margins. Transmission Networks achieved an operating margin of 12,0% during the fourth quarter, similar to the margin in the same period in 1999.

Mobile Satellite Communication sales was 163 MNOK in the fourth quarter, 42 MNOK less than the same quarter 1999 due to reduced sales of earth stations. The sale of satellite telephones remains steady. Nera was able to improve its operating margin within this area to 12,5% in the fourth quarter 2000 compared to 9,2% for the same period in 1999.

Our new business area, Wireless Broadband Access (WBA), achieved in the fourth quarter a negative operating result of 65,6 MNOK which was as expected.

The positive market situation continued into the fourth quarter with the company securing several important contracts within all business areas. The global telenet developer NTL awarded Nera a 300 MNOK contract for the construction of a broadcasting net in Australia. This is a major breakthrough for Nera's efforts in Australia and Asia. The company won in addition several smaller contracts which confirms Nera's strong market position including two radio contracts totaling 130 MNOK with Ericsson. Total new orders secured for the fourth quarter was 842 MNOK compared to 583 MNOK for the same period in 1999. Transmission Networks secured new orders during the quarter which was more than double of what was won in the same period in 1999. Wireless Broadband won a contract with Telenor for the development of a system for broadband access via satellite, which continues Nera's emphasis on developing unique, specialized wireless broadband products.


YEAR 2000: NERA AGAIN A GROWTH COMPANY

Year 2000 was an exciting year where Nera reached its objective of becoming a growth company within telecommunication. The company achieved an operating income before WBA of 227,9 MNOK, equivalent to 8,9% of sales. The operating margin was 6.8% in 1999. The positive growth is also confirmed by new orders totaling 2902 MNOK for the year compared to 2343 MNOK for 1999.

Relationships with major companies within the telecommunication business such as Ericsson and Lucent were strengthened while the company remained profitable. Income before tax was 193,3 MNOK compared to 158,7 MNOK for 1999. The business area Transmission Networks achieved an operating margin of 8,9%, an increase of 0,5% on 1999. The operating margin within Mobile Satellite Communication more than doubled during the year to 13,8% from 6,6% in 1999.

Nera has also been able to continue the cost reduction efforts from the previous year. Sales and administration costs were 16,1% of sales compared to 16,8% in 1999. Nera Telecommunications, Singapore, where Nera owns 47,4% of the shares achieved record sales and profits, with 26 MNOK being Nera's share of the profit in year 2000.

                                            [NERA TELECOMMUNICATIONS LETTERHEAD]
--------------------------------------------------------------------------------



YEAR 2001: GROWTH EXPECTATIONS AND CONTINUED FOCUS ON BROADBAND


- Nera expects the growth in the transmission market to continue into 2001.We have so far not seen any decline in demand for Nera's transmission products which in several respects are considered to be world leaders, says Bjorn Ove Skjeie.

- We have secured a strong platform for further growth within the wireless broadband business. Nera's technology and installation competence was clearly demonstrated with the company's participation in the Modalen project where an entire village had broadband installed. Our investment in broadband access will continue in 2001 at about the same level as for 2000 while there is some uncertainty as to how the economic development will affect the market development for broadband access.

- The business area Mobile Satellite Communication is expected to remain unchanged. Nera holds a strong position in this market and mobile satellite communication remains a profitable and interesting niche for Nera.

- Our good results for 2000 combined with our strong balance sheet and leading technology gives us an excellent basis for accelerating Nera's development as a leading company within wireless communication in 2001, says Bjorn Ove Skjeie.



Bergen/Oslo, 13 February 2001

For further information please contact
Chief Information Officer Helge Skaar, 00 47 55 22 51 00 (office), 00 47 90 14 20 40 (cellphone) or hsk@nera.no


About Nera:

Nera is a world-leading global supplier, developing, manufacturing and selling fixed, wireless and satellite communication equipment and systems. Nera is located in 23 countries with leading telecom operators and system integrators all over the world as customers. The Nera organisation continuously works to create market-leading solutions based on innovative technologies and more than 50 years of experience. Today, the Nera Group especially benefits from the expanding markets in wireless broadband communications and the focus on mobile communication.

Read more about Nera on www.nera.no

                               INCOME STATEMENTS

Amounts in 000 NOK                                     YEAR          YEAR       QUARTER 4   QUARTER 4
                                                       2000          1999         2000        1999
                                                     ---------     ---------    ---------   ---------
ORDERS RECEIVED                                      2,902,043     2,887,967     842,155     657,360
SALES                                                2,549,816     2,765,777     842,786     736,891
Operating costs                                     -2,091,647    -2,314,276    -700,033    -599,014
Depreciation                                           -66,942       -58,667     -30,262     -14,709
                                                     ---------     ---------     -------     -------
OPERATING INCOME BEFORE R&D                            391,227       392,834     112,491     123,168
                                                     ---------     ---------     -------     -------
Research & Development                                -286,745      -216,386     -88,908     -56,939
                                                     ---------     ---------     -------     -------
OPERATING INCOME BEFORE RESTRUCTURING
GAINS AND LOSSES                                       104,482       176,448      23,583      66,229
                                                     ---------     ---------     -------     -------
Restructuring gains and loss                                         112,807                   8,107
                                                     ---------     ---------     -------     -------
OPERATING INCOME                                       104,482       289,255      23,583      74,336
                                                     ---------     ---------     -------     -------
Income from investments in associated companies         26,474        12,098      10,129       6,496
Net financial income (expenses)                         62,323        -4,552      26,072       6,082
                                                     ---------     ---------     -------     -------
INCOME BEFORE TAXES                                    193,279       296,801      59,784      86,914
                                                     ---------     ---------     -------     -------
Taxes                                                  -56,942       -89,223     -21,154     -26,167
                                                     ---------     ---------     -------     -------
NET INCOME                                             136,337       207,578      38,630      60,747
                                                     ---------     ---------     -------     -------

                                 BALANCE SHEETS

AMOUNTS IN NOK 000                          31.12.00      30.09.00      31.12.99
                                           ---------     ---------     ---------
R&D Purchased technology                           0        43,018        21,431
Deferred tax assets                           18,738        23,172         7,351
Goodwill                                     123,533        75,523
Property, plant and equipment                178,603       167,715       141,191
Financial non-current assets                 397,927       372,698       271,291
                                           ---------     ---------     ---------
NON-CURRENT ASSETS                           718,801       682,126       441,264
                                           ---------     ---------     ---------
Inventories                                  269,104       278,859       309,322
Trade receivables                            785,851       647,294       592,548
Other receivables                            385,860       333,811       445,847
Short term share holdings                          0         2,300         2,300
Cash and cash equivalents                  1,320,275     1,318,405       481,534
                                           ---------     ---------     ---------
CURRENT ASSETS                             2,761,090     2,580,669     1,831,551
                                           ---------     ---------     ---------
TOTAL ASSETS                               3,479,891     3,262,795     2,272,815
                                           ---------     ---------     ---------
Shareholders' equity                       1,977,004     1,968,673       969,508
Long term liability                          302,993       291,702       335,038
Current liabilities                        1,199,894     1,002,420       968,269
                                           ---------     ---------     ---------
TOTAL EQUITY AND LIABILITIES               3,479,891     3,262,795     2,272,815
                                           ---------     ---------     ---------

INTEREST-BEARING CURRENT LIABILITIES          61,807        61,952        32,509
INTEREST-BEARING LONG-TERM LIABILITIES       187,108       191,465       226,456
                                           ---------     ---------     ---------

                               QUARTERLY RESULTS

2000                       QUARTER 4      QUARTER 3      QUARTER 2      QUARTER 1
                           ---------      ---------      ---------      ---------
ORDERS RECEIVED             842,155        617,495        853,149        589,244
SALES                       842,786        543,990        548,476        614,564
OPERATING INCOME
BEFORE RESTRUCTURING         23,583            919         29,901         50,079
INCOME BEFORE TAX            59,784         30,337         40,488         62,670

1999                       QUARTER 4      QUARTER 3      QUARTER 2      QUARTER 1
                           ---------      ---------      ---------      ---------
ORDERS RECEIVED             657,361        596,257        825,690        808,659
SALES                       736,891        635,820        679,599        713,467
OPERATING INCOME
BEFORE RESTRUCTURING         66,229         45,786         31,696         32,737
INCOME BEFORE TAX            86,914        153,060         29,775         27,052

                            STATEMENTS OF CASH FLOWS

Amounts in NOK000                                                    YEAR           YEAR
                                                                     2000           1999
                                                                  ---------        -------
Net income                                                          136,337        207,578
Depreciation                                                         66,942         58,667
Depreciation of  goodwill and financial non-current assets                           1,700
Changes in inventories, accounts receivables/payables
and other working capital items                                    -159,820        332,603
Other adjustments to operating activities                            34,303        -206,051
                                                                  ---------        -------
NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                                                 77,762        394,497
                                                                  ---------        -------
Proceeds from sale of property, plant and equipment                  10,560          5,013
Capital investments                                                -107,780        -60,151
Other investments and sales                                          28,410        173,411
                                                                  ---------        -------
NET CASH PROVIDED BY (USED IN)
INVESTMENTS                                                         -68,810        118,273
                                                                  ---------        -------
Proceeds from share issue                                           860,641
Net change in own shares                                            -10,930
Dividend paid                                                       -19,562
Net change in debt                                                    5,356        -257,273
                                                                  ---------        -------
NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                                                835,505        -257,273
                                                                  ---------        -------
TRANSLATION DIFFERENCES                                              -5,717         -6,640
                                                                  ---------        -------
NET CHANGE IN CASH AND CASH EQUIVALENTS                             844,457        248,857
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE  YEAR             481,534        232,677
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                  1,320,275        481,534
                                                                  ---------        -------

                         [NERA TELECOMMUNICATIONS LOGO]
                                  PRESENTATION
                                31 DECEMBER 2000


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Ne00-4N/1                                                            [NERA LOGO]

NERA    31.12.2000


2000:

-        Strong growth in Transmission Networks - Improved profitability

-        Stable and profitable Satellite Communication

-        Development of Wireless Broadband Access business continues as planned

- Financial position strengthened - Successful share issue raised 845 MNOK of new equity

-        Positive cashflow - despite strong growth

-        Healthy balance sheet with low intangibles and 57% equity ratio

-        Record high investments in new technology. 287 MNOK in R&D-expenses


--------------------------------------------------------------------------------
Ne00-4N/2                                                            [NERA LOGO]

KEY FIGURES

Amounts in MNOK                          YEAR         YEAR      QUARTER 4    QUARTER 4
                                         2000         1999*       2000         1999*
                                         -----        ------    ---------    ---------
ORDERS RECEIVED                          2,902        2,343         842         583
SALES                                    2,550        2,222         843         663
OPERATING INCOME BEFORE WBA              227.9        151.1        89.2        65.9
OPERATING INCOME BEFORE RESTRUCT.        104.5        151.1        23.6        65.9
INCOME BEFORE TAXES AND RESTRUCT.        193.3        158.7        59.8        78.5
ORDERS RECEIVED                                         545                      75
SALES                                                   544                      74
OPERATING INCOME                                       25.3                     0.3
RESTRUCTURING GAINS                                   112.8                     8.1

*ORDERS RECEIVED, SALES AND OPERATING INCOME ADJUSTED FOR 1999 DISCONTINUED OPERATIONS

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Ne00-4N/3                                                            [NERA LOGO]

STRONG GROWTH IN TRANSMISSION NETWORKS (1)


-  Total market in strong growth

- Regional differences, but the Transmission Networks business is less cyclical than consumer based telecom and teleservices

-  Important growth drivers:

   -  Mobile net - 2G[arrow]2 1/2G [arrow]3G
   -  Access network - new operators
   -  Transmission for Digital- broadcasting


--------------------------------------------------------------------------------
Ne00-4N/4                                                            [NERA LOGO]

TRANSMISSION EXPERIENCING STRONG GROWTH (2)


-  New orders up 58%, order backlog up 90% (Q4-new orders up 126%)

-  Nera strengthened market position in Europe and Latin America

-  New growth in South East Asia

- Increased product portfolio and enhanced capacity has improved Nera's competitiveness and attractiveness

-  Stronger relationships with system integrators


--------------------------------------------------------------------------------
Ne00-4N/5                                                            [NERA LOGO]

SATELLITE COMMUNICATION STABLE AND PROFITABLE

-  Inmarsat-market stable
-  Nera's leading market position confirmed
-  Mobile data communication relevant for several regional systems
-  Nera in dialog with Inmarsat on a new generation of communication products


--------------------------------------------------------------------------------
Ne00-4N/6                                                            [NERA LOGO]

SIGNIFICANT 'INVESTMENTS' IN WIRELESS BROADBAND ACCESS (WBA)


-  Uncertainty about the global economy impact on demand for WBA

-  Broadband via satellite (DVB-RCS):

- Nera won two out of three contracts (Telenor og Eutelsat) - several prospects being worked

-  Broadband radio link (PTP, PMP):

  - USA-product (Velocity) FCC-approved. A slowdown of the American economy may increase demand for this low cost product

  -  Modalen Multimedianet successfully installed and operating

  -  City Link SONET FCC-approved (January 01)


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Ne00-4N/7                                                            [NERA LOGO]

ORDERS RECEIVED BY BUSINESS AREAS
('99 FIGURES ADJUSTED FOR DISCONTINUED OPERATIONS)

Amount in MNOK                        YEAR                   YEAR                  QUARTER 4               QUARTER 4
BUSINESS AREAS                        2000                   1999                     2000                    1999
                               -----------------       ---------------           ---------------         ---------------
Transmission  Network          2,216        76.4%      1,407      60.0%          730        86.7%        326        56.0%
Satellite Communication          576        19.8%        782      33.4%          122        14.5%        213        36.5%
Wireless Broadband
Access                            72         2.5%          0       0.0%           17         2.0%          0         0.0%
Other
Operations                        38         1.3%        154       6.6%          -27        -3.2%         44         7.5%
TOTAL                          2,902         100%      2,343       100%          842         100%        583         100%

Discontinued operations
removed from 1999 figures                                545                                              75

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Ne00-4N/8                                                            [NERA LOGO]

NEW ORDERS BY REGIONS

                                 [MAP GRAPHIC]

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Ne00-4N/9                                                            [NERA LOGO]

OPERATIONS



- Sales in Transmission Networks up 20% as planned with Q4 sales up 56% compared to Q4 1999

-    Successful production increase in Q4

- Maintaining sales in Satellite communication. Record sales of satellite terminals

--------------------------------------------------------------------------------
Ne00-4N/10                                                           [NERA LOGO]

SALES BY BUSINESS AREA
('99 FIGURES ADJUSTED FOR DISCONTINUED OPERATIONS)

Amounts in MNOK                    YEAR                   YEAR                 QUARTER 4              QUARTER 4
BUSINESS AREAS                     2000                   1999                   2000                    1999
                             ----------------       ----------------         --------------         --------------
Transmission Networks        1,803       70.7%      1,504       67.7%        687       81.5%        440       66.4%
Satellite Communication        709       27.8%        649       29.2%        163       19.3%        205       30.9%
Wireless Broadband
Access                          16        0.6%          0        0.0%         15        1.8%          0        0.0%
Other
Operations                      22        0.9%         69        3.1%        -22       -2.6%         18        2.7%
TOTAL                        2,550        100%      2,222        100%        843        100%        663        100%

Discontinued operations
removed from 1999
figures                                               544                                            74

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Ne00-4N/11                                                           [NERA LOGO]

INVOICING OF ORDER BACKLOG

                         QUARTER 1    QUARTER 2      QUARTER         QUARTER 4
                            2001         2001          2001        2001 AND LATER      TOTAL
                            ----         ----          ----        --------------      -----
MNOK                         678          332            78               70            1158

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Ne00-4N/12                                                           [NERA LOGO]

FOCUS ON PROFITABILITY AND COST CONTROL

-    Operating income and margins

     -   TRANSMISSIONS NETWORKS:
         - Operating income:                      160,2 MNOK          up 26%
         - Operating margin:                      8,9%                Q4: 12%

     -   SATELLITE COMMUNICATION:
         - Operating income:                      97,5 MNOK           up 127%
         - Operating margin:                      13,8%               Q4: 12,5%

     -   BROADBAND ACCESS:
         - Negative contribution:                 -123,4 MNOK

-    Sales and admin. cost
     as percentage of sales:                      16,1%,              down 0,7%

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Ne00-4N/13                                                           [NERA LOGO]

OPERATING INCOME BY BUSINESS AREA,
BEFORE RESTRUCTURING
('99 FIGURES ADJUSTED FOR DISCONTINUED OPERATIONS)

Amount in MNOK                       YEAR             YEAR           QUARTER 4        QUARTER 4
BUSINESS AREA                        2000             1999              2000             1999
                                     -----            -----             ----             ----
TRANSMISSION NETWORKS                160,2            126,7             82,6             53,3
SATELLITE COMMUNICATION               97,5             42,9             20,3             18,9
WIRELESS BROADBAND ACCESS           -123,4                0            -65,6                0
OTHER
OPERATIONS                           -29,8            -18,5            -13,8             -6,3
TOTAL                                104,5            151,1             23,5             65,9

DISCONTINUED OPERATIONS
REMOVED FROM 1999 FIGURES                              25,3                               0,3

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Ne00-4N/14                                                           [NERA LOGO]

OPERATING MARGIN* BEFORE R&D

                            1995         1996          1997             1998           1999         2000
                            ----         ----          ----             ----           ----         ----
East                       14.10%       13.90%        11.40%           9.00%          14.20%       15.30%

Operating income before R&D as percentage of sales

RESEARCH AND DEVELOPMENT

                                                                                        1999         2000
                            1995         1996          1997             1998         by quarter   by quarter
                            ----         ----          ----             ----         ----------   ----------
3-D Column                  152          193           204              200               53           58
                                                                                          58           62
                                                                                          48           78
                                                                                          57           89

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Ne00-4N/15                                                           [NERA LOGO]

INCOME STATEMENTS

Amounts in 000 NOK                                            YEAR                 YEAR                QUARTER 4           QUARTER 4
                                                              2000                 1999                  2000                 1999
                                                            ---------            ---------              -------              -------
ORDERS RECEIVED                                             2,902,043            2,887,967              842,155              657,360
SALES                                                       2,549,816            2,765,777              842,786              736,891
Operating costs                                            -2,091,647           -2,314,276             -700,033             -599,014
Depreciation                                                  -66,942              -58,667              -30,262              -14,709
OPERATING INCOME BEFORE R&D                                   391,227              392,834              112,491              123,168
Research & Development                                       -286,745             -216,386              -88,908              -56,939
OPERATING INCOME BEFORE RESTRUCTURING
GAINS AND LOSSES                                              104,482              176,448               23,583               66,229
Restructuring gains and loss                                                       112,807                                     8,107
OPERATING INCOME                                              104,482              289,255               23,583               74,336
Income from investments in associated companies                26,474               12,098               10,129                6,496
Net financial income (expenses)                                62,323               -4,552               26,072                6,082
INCOME BEFORE TAXES                                           193,279              296,801               59,784               86,914
Taxes                                                         -56,942              -89,223              -21,154              -26,167
NET  INCOME                                                   136,337              207,578               38,630               60,747

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Ne00-N4/16                                                           [NERA LOGO]

BALANCE SHEETS


AMOUNTS IN  NOK 000                                31.12.00             30.09.00             31.12.99
R&D Purchased technology                                  0               43,018               21,431
Deferred tax assets                                  18,738               23,172                7,351
Goodwill                                            123,533               75,523
Property, plant and equipment                       178,603              167,715              141,191
Financial non-current assets                        397,927              372,698              271,291
NON-CURRENT ASSETS                                  718,801              682,126              441,264
Inventories                                         269,104              278,859              309,322
Trade receivables                                   785,851              647,294              592,548
Other receivables                                   385,860              333,811              445,847
Short term share holdings                                 0                2,300                2,300
Cash and cash equivalents                         1,320,275            1,318,405              481,534
CURRENT ASSETS                                    2,761,090            2,580,669            1,831,551
TOTAL ASSETS                                      3,479,891            3,262,795            2,272,815
Shareholders' equity                              1,977,004            1,968,673              969,508
Long term liability                                 302,993              291,702              335,038
Current liabilities                               1,199,894            1,002,420              968,269
TOTAL EQUITY AND LIABILITIES                      3,479,891            3,262,795            2,272,815

INTEREST-BEARING CURRENT LIABILITIES                 61,807               61,952               32,509
INTEREST-BEARING LONG-TERM LIABILITIES              187,108              191,465              226,456

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Ne00-N4/17                                                           [NERA LOGO]

STATEMENTS OF CASH FLOWS

Amounts in NOK000                                                        YEAR                 YEAR
                                                                         2000                 1999
                                                                      ---------              -------
Net income                                                              136,337              207,578
Depreciation                                                             66,942               58,667
Depreciation of  goodwill and financial non-current assets                                     1,700
Changes in inventories, accounts receivables/payables
and other working capital items                                        -159,820              332,603
Other adjustments to operating activities                                34,303             -206,051
                                                                      ---------             --------
NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                                                     77,762              394,497
                                                                      ---------              -------
Proceeds from sale of property, plant and equipment                      10,560                5,013
Capital investments                                                    -107,780              -60,151
Other investments and sales                                              28,410              173,411
                                                                      ---------              -------
NET CASH PROVIDED BY (USED IN)
INVESTMENTS                                                             -68,810              118,273
                                                                      ---------              -------
Proceeds from share issue                                               860,641
Net change in own shares                                                -10,930
Dividend paid                                                           -19,562
Net change in debt                                                        5,356             -257,273
                                                                      ---------             --------
NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                                                    835,505             -257,273
                                                                      ---------             --------
TRANSLATION DIFFERENCES                                                  -5,717               -6,640
                                                                      ---------             --------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                 844,457              248,857
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE   YEAR                481,534              232,677
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                      1,320,275              481,534
                                                                      ---------              -------

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Ne00-4N/18                                                           [NERA LOGO]

OUTLOOK FOR 2001

- More market opportunities within Transmission Network than before improves prospects for continued growth in sales for Nera

- Continued focus on logistics and production is essential for success within Transmission Networks business

-    Investment in Broadband Access expected similar to 2000

- Maintain position in the Inmarsat market for Mobile Satellite Communication, while developing new opportunities

       FOCUSED DEVELOPMENT OF EXISTING BUSINESS AND STRUCTURAL INITIATIVES WILL MAKE NERA A LEADING COMPANY WITHIN THE WIRELESS COMMUNICATION BUSINESS

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Ne00-4N/19                                                           [NERA LOGO]

                                   APPENDICES



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Ne00-4N/21                                                           [NERA Logo]

KEY FIGURES 31. DECEMBER 2000

                                                       31.12.00               31.12.99
                                                       --------               --------
- OPERATING MARGIN (1) BEFORE R&D                          15,3%                  14,2%
- R&D AS PERCENTAGE OF SALES                               11,2%                   7,8%
- OPERATING MARGIN (2) = OPERATING INCOME
  AS PERCENTAGE OF SALES                                    4,1%                   6,4%
- EARNINGS PER. SHARE                                   NOK 1,22            NOK 1,34(1)

(1): Adjusted for one-off restructuring gains

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Ne00-4N/22                                                           [NERA LOGO]

QUARTERLY RESULTS

2000                             QUARTER 4            QUARTER 3            QUARTER 2            QUARTER 1
----                             ---------            ---------            ---------            ---------
ORDERS RECEIVED                   842,155              617,495              853,149              589,244
SALES                             842,786              543,990              548,476              614,564
OPERATING INCOME
BEFORE RESTRUCTURING               23,583                  919               29,901               50,079
INCOME BEFORE TAX                  59,784               30,337               40,488               62,670

1999                             QUARTER 4            QUARTER 3            QUARTER 2            QUARTER 1
----                             ---------            ---------            ---------            ---------
ORDERS RECEIVED                   657,361              596,257              825,690              808,659
SALES                             736,891              635,820              679,599              713,467
OPERATING INCOME
BEFORE RESTRUCTURING               66,229               45,786               31,696               32,737
INCOME BEFORE TAX                  86,914              153,060               29,775               27,052

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Ne00-4N/23                                                           [NERA LOGO]

                   QUARTERLY ORDERS RECEIVED BY BUSINESS AREA
                                  (unadjusted)

2000                            QUARTER 4             QUARTER 3             QUARTER 2            QUARTER 1
----
BUSINESS AREAS
                             ----------------      --------------        --------------        --------------
Transmission Networks        730        86.7%      482      78.0%        635      74.5%        368      62.6%
Satellite Communication      122        14.5%      127      20.6%        135      15.8%        192      32.5%
Wireless Broadband
Access                        17         2.0%        9       1.4%         46       5.4%          0       0.0%
Other
operations                   -27        -3.2%        0       0.0%         37       4.3%         29       4.9%
TOTAL                        842         100%      618       100%        853       100%        589       100%

1999                            QUARTER 4             QUARTER 3             QUARTER 2            QUARTER 1
----
BUSINESS AREAS
                             ----------------      --------------        --------------        --------------
Transmission Network         325       49.5%      294       49.2%       412       49.9%       375       46.5%
Satellite Communication      283       43.1%      268       44.9%       229       27.8%       292       36.1%
Wireless Broadband
Access                         0        0.0%        0        0.0%         0        0.0%         0        0.0%
Other
operations                    49        7.4%       35        5.9%       185       22.3%       141       17.4%
TOTAL                        657        100%      597        100%       826        100%       808        100%

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Ne00-4N/24                                                           [NERA LOGO]

QUARTERLY SALES BY BUSINESS AREA

2000                            QUARTER 4             QUARTER 3             QUARTER 2            QUARTER 1
BUSINESS AREAS
                             ---------------       ---------------       ---------------       ---------------
Transmission Network         687       81.5%       383       70.4%       356       65.0%       376       61.1%
Satellite communication      163       19.3%       160       29.4%       176       32.1%       210       34.2%
Wireless Broadband
Access                        15        1.8%         1        0.2%         0        0.0%         0        0.0%
Other units/
Elimination                  -22       -2.6%         0        0.0%        16        2.9%        29        4.7%
TOTAL                        843        100%       544        100%       548        100%       615        100%

1999                            QUARTER 4             QUARTER 3             QUARTER 2            QUARTER 1
BUSINESS AREAS
                             ---------------       ---------------       ---------------       ---------------
Transmission Network         439       59.6%       394       61.9%       312       45.9%       359       50.3%
Satellite Communication      259       35.2%       206       32.4%       220       32.4%       212       29.7%
Wireless Broadband
Access                         0        0.0%         0        0.0%         0        0.0%         0        0.0%
Other
operations                    39        5.2%        36        5.7%       148       21.7%       142       20.0%
TOTAL                        737        100%       636        100%       680        100%       713        100%


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Ne00-4N/25                                                           [NERA LOGO]

ORDERS RECEIVED BY GEOGRAPHICAL
DESTINATIONS

Amounts in MNOK                         YEAR                      YEAR                     QUARTER 4                  QUARTER 4
GEOGRAPHICAL DESTINATIONS               2000                      1999                        2000                       1999
                                -------------------        -------------------          -----------------          -----------------
Norway                            193          6.6%          268          9.3%           91         10.8%           59          9.0%
United Kingdom                    276          9.5%          424         14.7%           17          2.0%          119         18.1%
Rest of Europe                    703         24.2%          756         26.2%          118         13.9%          108         16.4%
Americas                          802         27.6%          630         21.8%          248         29.5%          164         25.0%
Africa                            292         10.1%           97          3.4%           67          8.0%           52          7.9%
Asia                              438         15.1%          661         22.9%          133         15.8%          120         18.3%
Oceania                           198          6.8%           52          1.8%          168         20.0%           35          5.3%
TOTAL                           2,902          100%        2,888          100%          842          100%          657          100%

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Ne00-4N/26                                                           [NERA LOGO]

SALES BY GEOGRAPHICAL DESTINATIONS

Amounts in MNOK                         YEAR                      YEAR                     QUARTER 4                  QUARTER 4
GEOGRAPHICAL DESTINATIONS               2000                      1999                        2000                       1999
                                -------------------        -------------------          -----------------          -----------------
Norway                            168          6.6%          283         10.2%           63          7.5%           83         11.3%
United Kingdom                    310         12.2%          350         12.7%           87         10.3%          124         16.8%
Rest of Europe                    711         27.7%          662         23.9%          189         22.5%          157         21.3%
Americas                          668         26.2%          652         23.6%          275         32.6%          155         21.0%
Africa                            180          7.1%           97          3.5%           72          8.5%           33          4.8%
Asia                              463         18.2%          681         24.6%          139         16.5%          162         22.0%
Oceania                            50          2.0%           41          1.5%           18          2.1%           23          3.1%
TOTAL                           2,550          100%        2,766          100%          843          100%          737          100%

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Ne00-4N/27                                                           [NERA LOGO]